CHINA ELECTRONICS HOLDINGS, INC.
Building 3, Binhe District, Longhe East Road,
Lu’an City, Anhui Province, PRC, 237000

September 6, 2013

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, DC 20549

Attn:	Mara L. Ransom

Re:	China Electronics Holdings, Inc. Registration Statement on Form S-1, as amended (“Registration Statement”) File No. 333-169968

Dear Ms. Ransom,

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), the China Electronics Holdings, Inc. (the “Registrant”), hereby respectfully makes application to the Securities and Exchange Commission (the “Commission”) for its consent to the withdrawal of the Registration Statement on Form S-1, file number 333-169968, together with all exhibits and amendments thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Registrant requests that the Registation Statement be withdrawn as it has elected not to proceed with the offering contemplated by the Registration Statement due to adverse market conditions. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors. The Registrant confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.  The Registration Statement was first filed with the Commission on October 15, 2010.  In accordance with Rule 477(c) under the Securities Act, the Company advises that it may undertake a subsequent private offering of securities in reliance upon Rule 155(c) under the Securities Act. The Company requests that, in accordance with Rule 457(p) under the Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact Yue Cao of Eaton & Van Winkle LLP at ycao@evw.com or 212-561-3617.

Very truly yours,

/s/ Hailong Liu
Hailong Liu
Chairman and President